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SEC
Mail Processing
Section

AUG 19 2008

Washington, DC
103

SEC FILE NUMBER
8-33674

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/07 (MM/DD/YY) AND ENDING 06/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Cohmad Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

885 Third Avenue – 18th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marcia B. Cohn - President — (212) 230-2480
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Public Accountants, PLLC
(Name - if individual, state last, first, middle name)

183 MADISON AVENUE, SUITE 204	New York	New York	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 26 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Marcia B. Cohn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Cohmad Securities Corporation, as of June 30, 2008, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSALIE BUCCELLATO
NOTARY PUBLIC, STATE OF NEW YORK
No. 01BU6067387
QUALIFIED IN NASSAU COUNTY
MY COMMISSION EXPIRES DEC. 10, 2009

Rosalie Buccellato

Marcia B. Cohn, President

Sworn and subscribed to before me this 19 day of August, 2008.

This report contains (check all applicable boxes): **Page**

			Page
		Independent Certified Public Accountants' Report.	1
(x)	(a)	Facing page.	
(x)	(b)	Balance Sheet.	2
(x)	(c)	Statement of Operations.	3
(x)	(d)	Statement of Cash Flows.	4
(x)	(e)	Statement of Changes in Stockholder's Equity.	5
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).	
(x)		Notes to Financial Statements.	6 - 8
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	9
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).	
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).	
(x)	(l)	An Affirmation.	
( )	(m)	A Copy of the SIPC Supplemental Report (not required).	
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).	10 - 11

COHMAD SECURITIES CORPORATION

(SEC file number: 8-33674)

STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED JUNE 30, 2008

Cohmad Securities Corporation

June 30, 2008

Table of Contents

VB&T

Certified Public Accountants, PLLC

183 Madison Avenue
Suite 204
New York, NY 10016
T:1.212.448.0010
F:1.212.448.0053

4920 York Road, Suite 2EE1
P.O. Box 179
Buckingham, PA 18912
T:1.215.794.9444
F:1.215.794.9445

E-mail:
fvbcpa@yahoo.com
tsecpa@yahoo.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Cohmad Securities Corporation:

We have audited the accompanying statement of financial condition of Cohmad Securities Corporation as of June 30, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Cohmad Securities Corporation at June 30, 2008 in conformity with U.S. generally accepted accounting principles.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
August 15, 2008

COHMAD SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2008

ASSETS

Cash	$	35,308
Receivable from clearing broker		2,185,588
Investments, at market		1,100,783
Due from related party		40,000
Prepaid expenses and other assets		38,632
Other receivable		1,617
Total Assets	$	3,401,928

LIABILITIES AND TOTAL SHAREHOLDERS' EQUITY

Accounts payable and accrued expenses	$	470,845
Due to related party		10,803
Deferred income - related party		317,708
Total Liabilities		799,356
Contingencies		-
Common stock - no par value; authorized, 200 shares; issued and outstanding, 100 shares		500,000
Retained earnings		2,102,572
Total Shareholders' Equity		2,602,572
Total Liabilities and Shareholders' Equity	$	3,401,928

See Independent Accountants' Report and Accompanying Notes

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Cohmad Securities Corporation (Cohmad) is a broker dealer incorporated in the state of New York on February 14, 1985. Cohmad is a member of the Financial Industry Regulatory Authority (FINRA), and is registered to conduct business in 13 states, including New York, New Jersey, and Connecticut.

Cohmad clears all securities transactions through Bear, Stearns Securities Corp. (a wholly-owned subsidiary of JP Morgan Chase & Co.) on a fully disclosed basis. The clearing agreement obligates Cohmad to assume any obligations related to customer non-performance. Cohmad seeks to control the risks associated with customer non-performance by monitoring customer account activity and reviewing clearing-broker reports on a daily basis.

The Company clears all of its transactions through a securities clearing broker. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

As a registered broker dealer, Cohmad is subject to regulation by the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), and the various states in which it conducts business.

Cohmad is a member of FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2008 Cohmad had net capital of $2,478,763 which was $2,378,763 in excess of the amount required.

Property and Equipment

Acquisitions of property and equipment are recorded at cost. Improvements and replacements of property and equipment are capitalized. Maintenance and repairs that do not improve or extend the lives of property and equipment are charged to expense as incurred. When assets are sold or retired, their cost and related accumulated depreciation are removed from the accounts and any gain or loss is reported in the statements of income and retained earnings.

Depreciation is provided over the estimated useful life of each class of depreciable assets and is computed using the straight-line method. At June 30, 2008, all property and equipment had been fully depreciated.

Income Tax Status—S Corporation

The Company files its federal, New York State, and New York City tax returns on a calendar year basis. The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. This election has also been approved by state of New York, where it conducts its business.

In lieu of corporation federal and state income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. No provision or liability for federal or state income taxes has been included in the financial statements.

New York City, however, does not provide for an S corporation election, thus requiring the Company to file a general corporation tax return. New York City general corporation income taxes and related liabilities have been presented in the financial statements.

Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

NOTE 2 –SIGNIFICANT ACCOUNTING POLICIES

Cohmad records commission revenue and related expenses on settlement rather than trade date. Securities transactions generally settle three days after the trade date. Using settlement date rather than trade date on a consistent basis does not materially affect reported revenues and expenses.

Securities owned by Cohmad are reported in the financial statements at quoted market prices, not at historical cost.

NOTE 3 —RELATED PARTY

The Company's minority stockholder is also the majority owner of a broker-dealer with whom the Company shares office space and expenses at 885 Third Avenue, New York, NY 10022. In the current fiscal year ending June 30, 2008, the Company incurred related-party expenses (net of certain reimbursements) in the amount of $132,842 as follows:

Office Rent	$52,697
Equipment Lease	45,838
Telephone	7,745
Medical and Dental Insurance	20,475
Office Expense	8,011
Less - Reimbursements	-1,924
Total	$132,842

The Company earned revenues for brokerage and related services rendered to this related party broker-dealer for the period July 1, 2007 through June 30, 2008 of $3,736,829.

At June 30, 2008, the Company had received advances from this related party broker-dealer in the amount of $317,708. These advances were recorded as deferred revenue, and will be amortized by the Company as services are rendered. Also at June 30, 2008, the Company had fees receivable from this related party in the amount of $40,000.

NOTE 4-CONCENTRATION OF RISK

Cohmad's cash and marketable securities held with its clearing broker may be subject to that broker's financial risk. At June 30, 2008, the market value of Cohmad's cash and marketable securities held by its clearing broker was $2,167,441, and $1,100,783, respectively – a total of $3,268,224

NOTE 5-SECURITIES OWNED

At June 30, 2008, Cohmad held the following marketable securities for its own account:

U.S. government & agency obligations	$288,835
State and local government obligations	500,000
Corporate debt securities	303,683
Corporate equity securities	8,265
TOTAL MARKET VALUE	$1,100,783

END